Exhibit (a)(1)(D)

Domino’s Pizza, Inc.

Offer to purchase for cash by

Domino’s Pizza, Inc.

Up to 13,850,000 shares of its common stock

at a purchase price not less than $27.50 per

share nor greater than $30.00 per share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME ON MARCH 9, 2007, UNLESS THE OFFER IS EXTENDED. DOMINO’S PIZZA, INC. MAY EXTEND THE OFFER PERIOD AT ANY TIME.

February 7, 2007

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

Domino’s Pizza, Inc., a Delaware corporation (“Domino’s”) is offering to purchase for cash up to 13,850,000 shares of its common stock, par value $0.01 per share, at a price not less than $27.50 per share nor greater than $30.00 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares.

Given the prices specified by tendering shareholders and the number of shares tendered and not properly withdrawn, Domino’s will select the lowest purchase price between $27.50 and $30.00 net per share in cash, without interest, that will allow it to purchase 13,850,000 shares, or, if a lesser number of shares are properly tendered, all shares that are properly tendered. All shares acquired in the tender offer will be purchased at the same price.

Domino’s offer is being made upon the terms and subject to the conditions set forth in its offer to purchase, dated February 7, 2007, and in the related letter of transmittal which, together with the offer to purchase, as they may be amended and supplemented from time to time, constitute the offer.

Only shares properly tendered at prices equal to or below the purchase price and not properly withdrawn will be purchased. However, because of the proration provisions described in the offer to purchase, all of the shares tendered at or below the purchase price may not be purchased if more than 13,850,000 shares are properly tendered. All shares tendered and not purchased, including shares tendered at prices above the purchase price and shares not purchased because of proration or the conditional tender procedures, will be returned at Domino’s expense promptly following the expiration date.

Domino’s reserves the right, in its sole discretion, to purchase more than 13,850,000 shares pursuant to the offer, subject to applicable law.

The offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to other conditions described in the offer to purchase.

Upon the terms and conditions of Domino’s offer, if more than 13,850,000 shares are properly tendered at prices equal to or below the purchase price and not properly withdrawn, Domino’s will purchase all shares properly tendered at prices equal to or below the purchase price, on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares.

For your information and for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

•	offer to purchase, dated February 7, 2007;

•	letter that you may send to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with space provided for obtaining those clients’ instructions with regard to the tender offer;

•	letter of transmittal for your use and for the information of your clients (together with accompanying instructions and Substitute Form W-9);

•	notice of guaranteed delivery to be used to accept the offer if the share certificates and all other required documents cannot be delivered to the depositary before the expiration date or if the procedure for book-entry transfer cannot be completed before the expiration date; and

•	guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. The tender offer and withdrawal rights will expire at 5:00 p.m., New York City time, on March 9, 2007, unless the offer is extended.

No fees or commissions will be payable to brokers, dealers, commercial banks, trust companies or any person for soliciting tenders of shares under the tender offer (other than fees paid to the dealer managers and the information agent as described in the offer to purchase). Domino’s will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to the beneficial owners of shares held by you as a nominee or in a fiduciary capacity. Domino’s will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares, except as otherwise provided in the offer to purchase and letter of transmittal.

In order to properly tender shares under the tender offer, a shareholder must do EITHER (1) OR (2) below:

(1) Provide that the depositary receives the following before the offer expires:

•	either (a) certificates for the shares or (b) a confirmation of receipt for the shares pursuant to the procedure for book-entry transfer described in Section 3 of the offer to purchase; and

•	either (a) a properly completed and executed letter of transmittal or a manually executed facsimile of it, including any required signature guarantees or (b) an “agent’s message” of the type described in Section 3 of the offer to purchase in the case of a book-entry transfer; and

•	any other documents required by the letter of transmittal.

(2) Comply with the guaranteed delivery procedure set forth in Section 3 of the offer to purchase.

Any inquiries you may have with respect to the tender offer should be addressed to the information agent, MacKenzie Partners, Inc., at its address and telephone number set forth on the back page of the offer to purchase.

Additional copies of the enclosed material may be obtained from MacKenzie Partners, Inc., by calling them at (212) 929-5500.

Very truly yours,

Domino’s Pizza, Inc.

Enclosures

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OF DOMINO’S, OR ITS AFFILIATES, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER TO PURCHASE, OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

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